APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Fresh Start Market
Balance Sheet - unaudited
For the period ended 11/30/2020

		Current Period
		30-Nov-20
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash		-
Accounts Receivables		
Equipment		$150,000
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		150,000.00
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	**$**	**150,000.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-

Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		150,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		150,000.00
TOTAL LIABILITIES & EQUITY	**$**	**150,000.00**
Balance Sheet Check		-

I, Bonnie M. Corso, certify that:

1. The financial statements of Fresh Start Market included in this Form are true and complete in all material respects; and
2. The tax return information of Fresh Start Market has not been included in this Form as Fresh Start Market was formed on 09/24/2020 and has not filed a tax return to date.

Signature	Bonnie M. Corso
Name:	Bonnie M. Corso
Title:	Owner